July 7, 2009

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Ta Tanisha Meadows

Re:	Charles & Colvard, Ltd.
Item 4.01 Form 8-K
Filed June 26, 2009
File No. 000-23329

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated June 30, 2009 from Ta Tanisha Meadows of the staff of the Securities and Exchange Commission (the “Commission”) to Richard A. Bird, the Chief Executive Officer of Charles & Colvard, Ltd. (the “Company”), regarding the Company’s Item 4.01 Form 8-K filed June 26, 2009 (the “Form 8-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the staff’s June 30, 2009 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 8-K.

Item 4.01 Form 8-K filed June 26, 2009

Comment 1: We note from your disclosure that the engagement of Frost, PLLC was approved by the audit committee on June 22, 2009. Please also disclose the date you actually engaged the new accountant as required by paragraph (a)(2) of Item 304 of Regulation S-K. If you have not yet engaged Frost, please confirm your obligation to report the engagement in a current report on Form 8-K and provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

300 Perimeter Park Drive, Suite A    Morrisville, NC 27560    Telephone 919.468.0399

Facsimile 919.468.0486    www.moissanite.com

Response 1: We hereby advise the staff that on June 22, 2009, the Company engaged FROST, PLLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009. The Company is filing a Form 8-K/A to report the date of the Company’s engagement of FROST, PLLC.

Closing

As requested in your June 30, 2009 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 468-0399, extension 295, or via email at tkrist@charlesandcolvard.com.

Sincerely,

/s/ Timothy L. Krist
Timothy L. Krist
Chief Financial Officer

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